UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 23, 2010

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2 FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-        .

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on July 23, 2010, entitled “Interim Management Statement for the Quarter Ended 30 June 2010 Vodafone Returns to Organic Revenue Growth”

23 July 2010

INTERIM MANAGEMENT STATEMENT FOR THE QUARTER ENDED 30 JUNE 2010

VODAFONE RETURNS TO ORGANIC REVENUE GROWTH

A stronger Vodafone:

•                  Group service revenue returns to organic growth (+1.1%(*)); improving trends in all regions

•                  Europe: the UK (+0.7%(*)) and Germany (+0.2%(*)) return to service revenue growth

•                  Emerging markets: robust growth; improvement in India (+13.7%(*)); Turkey achieves record service revenue (+23.7%(*))

•                  Group data revenue £1.2 billion (+25.4%(*)). Commercial focus on data services generates faster growth than previous quarter

•                  Sustained FCF generation at £1.8 billion, supports capital investment and 7% p. a. dividend per share growth policy

•                  Full year outlook confirmed

	Quarter ended			Change
	30 June	Change year on year		compared to Q 4
	2010	Reported	Organic	Organic
	£m	%	%	pps
Europe	6,767	(4.2)	(1.7)	+0.7	(1)
Africa and Central Europe	2,041	+29.8	+3.7	+1.3
Asia Pacific and Middle East	1,808	+21.3	+10.5	+5.5
Eliminations	(29)
Service revenue	10,587	+4.9	+1.1	+1.7	(1)
Other revenue	675
Revenue	11,262	+4.8	+0.9	+2.0

Capital expenditure	1,041

Free cash flow	1,767

Vittorio Colao, Chief Executive, commented

“These are the first quarterly results to show service revenue growth since the global recession impacted. We have achieved these results through our continuing commercial approach in key European markets, focusing especially on data, and from strong growth in emerging markets, with India now cash positive at an operating level and our highest ever quarterly revenue in Turkey. The financial outlook for the current year is confirmed.”

OPERATING REVIEW

Group overview

Group revenue increased by 4.8% to £11.3 billion and Group service revenue increased by 4.9% to £10.6 billion. On an organic basis, service revenue increased by 1.1%(*) – an improvement of 1.7 percentage points(1) on the previous quarter – as each of the regions delivered improved service revenue trends.

These are the first quarterly results to show organic service revenue growth since the global recession first impacted Vodafone and reflect our increased commercial focus across the Group. In Europe data revenue growth accelerated to 23.3%(*) as a result of strong smartphone and mobile connectivity sales. We have also generated good growth in South Africa, India and Turkey.

In Europe service revenue fell by 1.7%(*), a 0.7 percentage point(1) improvement on the previous quarter. Our northern European businesses experienced an improvement in economic conditions, whilst our southern European businesses continued to experience a weaker economic environment and poor consumer sentiment.

Both Germany and the UK delivered a third successive quarterly improvement in organic service revenue trends and returned to positive service revenue growth, with each generating faster data revenue growth rates as a result of our focus on smartphones and data plans and, in Germany, on netbooks. Spain delivered a small improvement in organic service revenue trends, despite an increasingly competitive market. In Italy where we have responded to significant price competition with targeted promotional activity, organic service revenue declined. Enterprise revenue returned to growth in Europe, increasing by 0.2%(*) with improved roaming activity and customer wins by Vodafone Global Enterprise. Organic enterprise growth was positive in Germany, Italy and the UK, and trends remained broadly stable in Spain.

In Africa and Central Europe service revenue grew 3.7%(*), a 1.3 percentage point improvement on the previous quarter, driven by strong performance in Turkey where we are now benefiting both from successful execution of our turnaround plan and from an improving economic environment. In South Africa growth was at a similar level to the previous quarter with higher data revenue growth substantially offsetting the impact of reduced mobile termination rates. In our central European markets operational trends improved despite fragile economic environments and significant reductions in local mobile termination rates.

In Asia Pacific and Middle East service revenue increased by 10.5%(*), a 5.5 percentage point improvement on the previous quarter. The improvement was driven by continued strong customer growth and better usage trends in India where there have been no recent significant price reductions by market leaders. Our operational actions following last year’s significant price declines have been successful and we are now seeing minutes return to operators with strong brands and performing networks. Our Australian joint venture continued to perform well.

Capital expenditure was £1,041 million reflecting continued European network investment, enhancement of our network in Turkey and continued network rollout in India, albeit at a slower rate than in the first quarter last year. In addition, the Group invested £3.0 billion in spectrum licences in India and Germany.

Free cash flow was £1,767 million and was broadly stable year on year after adjusting for foreign exchange.

Net debt at 30 June 2010 was £32.7 billion, slightly lower than at 31 March 2010, reflecting free cash flow generated during the period and favourable foreign exchange movements which together broadly offset spectrum payments in the period.

Notes:

(*)            All amounts in this document marked with an “(*)” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates.

(1)          After adjusting for the positive impact of IFRIC 13 (accounting for customer incentive schemes) in the previous quarter.

OPERATING REVIEW

Outlook for the 2011 financial year(1)(2)

In the first quarter trading was consistent with management’s expectations underlying the outlook statement for the current financial year. The EBITDA margin decline was also in line with management’s expectations and we continue to expect a full year EBITDA margin decline at a substantially lower rate than that experienced in the 2010 financial year, with the majority of the improvement occurring in the second half of the year.

The Group’s outlook for the current financial year is therefore confirmed.

Summary

Successful implementation of our strategy, set out in November 2008, has enabled Vodafone to return to service revenue growth in the quarter with improving trends across the Group’s three regions and has positioned Vodafone for further growth in Europe, driven by mobile data, and in our emerging markets. Later this year we will set out how we intend to accelerate our strategy to drive shareholder value and take advantage of the widespread adoption of data.

Notes:

(1)          The outlook ranges for the 2011 financial year set out on page 37 of the Group’s 2010 annual report included full year foreign exchange rate assumptions of £1:€1.15 and £1:US$1.50. The actual rates experienced during the quarter were £1:€1.17 and £1:US$1.49. On a full year basis a 1% change in the euro/sterling exchange rate would impact adjusted operating profit by approximately £70 million and free cash flow by approximately £60 million.

(2)          The Group’s outlook does not include one-off tax settlements such as the UK CFC settlement discussed on page 7.

OPERATING REVIEW

Europe

Revenue declined by 4.2% including a 2.4 percentage point impact from unfavourable exchange rate movements. Germany and the UK returned to organic service revenue growth this quarter, which together partially offset the reductions in most other markets and led to an overall decrease in service revenue of 1.7%(*). Strong growth in data and fixed line revenue, which grew by 23.3%(*) and 5.2%(*) respectively, and improvements in usage and roaming partially offset lower voice revenue resulting from continued market and regulatory pressure.

	Quarter ended
	30 June
Revenue	2010	2009		% change
	£m	£m	Reported	Organic

Germany	1,849	1,903	(2.8)	0.2
Italy	1,371	1,451	(5.5)	(2.5)
Spain	1,219	1,340	(9.0)	(6.2)
UK	1,195	1,186	0.7	0.7
Other Europe	1,194	1,260	(5.2)	(2.1)
Eliminations	(61)	(76)
Service revenue	6,767	7,064	(4.2)	(1.7)
Other revenue	373	392	(4.8)	(2.8)
Revenue	7,140	7,456	(4.2)	(1.8)

Germany

Service revenue grew by 0.2%(*) driven by data revenue growth of 31.1%(*) as a result of increased penetration of smartphones and the Superflat Internet tariff. Voice revenue declined at a lower rate compared to the previous quarter due to value focused customer management, good growth in enterprise resulting from contract wins and higher roaming revenue. Fixed line growth was stable with customer growth offset by continued price competition.

Italy

Service revenue declined by 2.5%(*) as growth in fixed line and data revenue of 12.3%(*) and 22.1%(*) respectively was more than offset by spending optimisation by customers due to the weak macroeconomic environment and significant price competition. The launch of value propositions and promotional offers drove higher usage. The closing fixed broadband customer base increased to 1.4 million on a 100% basis. Data revenue growth was driven by increasing penetration of smartphones and PC connectivity devices.

Spain

Service revenue declined by 6.2%(*) driven by continued intense competition and economic weakness, including high unemployment and a termination rate cut effective from October 2009. Excluding the benefit from a contract settlement in the quarter ended 30 June 2009 service revenue declined by 5.4%. Higher usage generated from increased penetration of flat rate tariffs partially offset the negative price pressures. Strong data revenue growth of 13.6%(*) was driven by a higher number of smartphones sold with data bundles as well as growth in mobile broadband. Fixed line revenue grew by 7.4%(*) benefiting from the on-going success of Vodafone Station, with a closing fixed broadband customer base of 0.7 million.

UK

Service revenue grew by 0.7%(*) driven by strong data revenue growth of 27.8%(*). During the quarter, the UK achieved higher penetration of mobile internet bundles, continued growth in the contract customer base (with increasing penetration of new products launched in the second half of the previous financial year) and improved roaming trends. These factors more than offset the negative impact of termination rate cuts effective from July 2009 and April 2010 as well as continued intense competition.

Other Europe

Service revenue declined by 2.1%(*) with declines in all countries except the Netherlands as all markets, in particular Greece, were impacted by the challenging economic environment and intense competitive factors.

OPERATING REVIEW

Africa and Central Europe

Revenue increased by 30.3% with favourable exchange rates contributing 9.0 percentage points of growth and an 18.0 percentage point benefit resulting from the impact of merger and acquisition activity, primarily the purchase of a controlling interest in Vodacom in the prior year. Organic service revenue grew by 3.7%(*) as continued growth in Vodacom and Turkey was partially offset by declines in Romania and the rest of Central Europe. This increase was driven by strong data revenue growth and the higher average customer base which was partially offset by a 5.1 percentage point impact of termination rate cuts.

	Quarter ended
	30 June
Revenue	2010	2009	% change
	£m	£m	Reported	Organic	(1)

Vodacom	1,133	725	56.3	4.0
Other Africa and Central Europe	908	848	7.1	3.4
Service revenue	2,041	1,573	29.8	3.7
Other revenue	174	127	37.0	(1.7)
Revenue	2,215	1,700	30.3	3.3

Note:

(1) Organic growth includes Vodacom at the current level of ownership.

Vodacom

Service revenue grew by 4.0%(*) primarily due to strong data revenue growth in South Africa, driven by mobile broadband and the continued expansion of 3G and fibre networks, partially offset by the decline in voice revenue impacted by a termination rate cut effective from March 2010.

Other Africa and Central Europe

Service revenue grew by 3.4%(*) as the growth in Turkey was partially offset by the weaker performance in the rest of the region. Service revenue in Turkey grew by 23.7%(*), impacted by the 52% cut in termination rates effective from 1 April 2010. Outgoing voice revenue continued to improve as a result of an increase in active customers, with an improving contract customer base resulting from competitive contract tariffs. Service revenue in Romania declined due to weak economic conditions and increased pricing competition as a result of ongoing promotional offers. In other Central European countries organic service revenue growth was stable after adjusting for termination rate cuts.

OPERATING REVIEW

Asia Pacific and Middle East

Revenue increased by 19.9% including a 13.2 percentage point benefit from foreign exchange rate movements. On an organic basis service revenue increased by 10.5%(*), mainly reflecting a 42.7% increase in the customer base in India and continued strong data revenue growth partially offset by a decline in mobile voice pricing. India contributed around 80%(*) of the region’s organic service revenue growth.

		Quarter ended
	30 June
Revenue	2010	2009	% change
	£m	£m	Reported	Organic(1)

India	954	755	26.4	13.7
Other Asia Pacific and Middle East	854	737	15.9	5.4
Eliminations	–	(1)
Service revenue	1,808	1,491	21.3	10.5
Other revenue	77	81	(4.9)	(5.2)
Revenue	1,885	1,572	19.9	10.0

Note:

(1)   Organic growth includes India at the current level of ownership but excludes Australia following the merger with Hutchison 3 G Australia on 9 June 2009.

India

Service revenue grew by 13.7%(*), including a 1.5 percentage point(*) benefit from Indus Towers, representing an improvement on the previous quarter. Growth was driven by an increase in the customer base, with net additions for the quarter of 8.2 million, and increased usage per customer partially offset by ongoing competitive pressure on mobile voice pricing. The anniversary of the termination rate cut effective from April 2009 also contributed to the improvement.

Other Asia Pacific and Middle East

Service revenue increased by 5.4%(*) driven by continued growth in Qatar, partially offset by a 0.8%(*) service revenue decline in Egypt. Having launched commercial services in July 2009 Qatar increased its mobile customer base to 534,000 customers at 30 June 2010, representing 32% of the total population. The service revenue decline in Egypt was driven by the impact of severe competitive pricing pressure experienced through the second half of the previous financial year offset in part by an increase in the customer base and strong data revenue growth of 54.6%(*).

Vodafone Hutchison Australia Pty Limited continued to perform well with pro-forma service revenue growth of 9% and integration activities are on track, with cost synergies to date of £100 million, in line with management’s expectations.

OPERATING REVIEW

Verizon Wireless

Verizon Communications is expected to report its second quarter results including those of Verizon Wireless on 23 July 2010 at 1.30 p.m. GMT. The Group’s share of Verizon Wireless’ net mobile customer additions during the quarter was 0.6 million. The Group’s share of the closing customer base was 41.4 million.

As part of the regulatory approval for the Alltel acquisition, Verizon Wireless was required to divest overlapping properties in 105 markets. On 26 April 2010 Verizon Wireless completed the sale of network and licence assets in 26 markets to Atlantic Tele-Network for US$0.2 billion. On 22 June 2010 Verizon Wireless completed the sale of network assets and mobile licences in the remaining 79 markets to AT&T Mobility for US$2.4 billion. As a result, the Verizon Wireless customer base reduced by approximately 2.1 million net customers on a 100% basis, partially offset by certain adjustments in relation to the Alltel acquisition.

Other transactions and developments

India licence auction

On 19 May 2010 Vodafone secured 20 year licences for 2x5 MHz of 3G spectrum in nine circles in the Indian auction for a total price of INR 116.2 billion (£1.74 billion). These circles include Delhi, Mumbai, Kolkata and a further three ‘A’ circles and three ‘B’ circles providing a footprint covering 66% of Vodafone Essar Limited’s current revenue base.

Indian tax case

Vodafone International Holdings BV (‘VIHBV’) has filed a writ in the Bombay High Court challenging an order received from the Indian tax authorities confirming their view that they have jurisdiction to seek to recover withholding tax from VIHBV on the Hutchison transaction in 2007. The case is scheduled to be heard on 2 August 2010. VIHBV continues to believe that neither it nor any other member of the Group is liable for any tax and intends to defend this position vigorously.

Essar put arrangements

Vodafone agreed to adjust the payments that would be made under the fair market value put arrangements with the Essar group, in order to take account of the upfront cost of 3G licences, based on the total price of the licences secured. This amount has now been calculated as INR 34 billion (£510 million) and is payable in the event that the Essar group exercises its put option to sell some or all of its Vodafone Essar Limited shares at fair market value provided that the maximum aggregate amount payable shall not exceed US$5 billion. This additional amount is not payable in the event that the Essar group decides to sell its 33% shareholding in Vodafone Essar Limited at the underwritten value of US$5 billion.

German licence auction

On 20 May 2010 Vodafone acquired nationwide 15 year licences for 2x10 MHz of 800 MHz spectrum, 2x5 MHz of 2.1 GHz spectrum, 2x20 MHz of 2.6 GHz spectrum and 25 MHz of 2.6 GHz unpaired spectrum for a cost of €1.43 billion (£1.23 billion).

UK CFC Settlement

On 22 July 2010 Vodafone reached agreement with the UK tax authorities with respect to the CFC tax case. Vodafone will pay £1.25bn to settle all outstanding CFC issues from 2001 to date and has also reached agreement that no further UK CFC tax liabilities will arise in the near future under current legislation. Longer term, no CFC liabilities are expected to arise as a consequence of the likely reforms of the UK CFC regime due to the facts established in this agreement. The settlement comprises £800m in the current financial year with the balance to be paid in instalments over the following five years.

ADDITIONAL INFORMATION

Service revenue – quarter ended 30 June

						Africa and		Asia Pacific and
		Group		Europe		Central Europe		Middle East
	2010	2009	2010	2009	2010	2009	2010	2009
	£m	£m	£m	£m	£m	£m	£m	£m

Voice revenue	6,937	6,946	4,040	4,538	1,530	1,232	1,366	1,177
Messaging revenue	1,222	1,144	897	903	177	127	148	113
Data revenue	1,168	888	852	708	171	90	145	90
Fixed line revenue	827	788	721	707	79	64	27	18
Other service revenue	433	325	257	208	84	60	122	93
Service revenue	10,587	10,091	6,767	7,064	2,041	1,573	1,808	1,491

	% change
						Africa and		Asia Pacific and
		Group		Europe		Central Europe		Middle East
	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic

Voice revenue	(0.1)	(4.3)	(11.0)	(8.6)	24.2	(0.2)	16.1	7.5
Messaging revenue	6.8	4.8	(0.7)	1.5	39.4	14.2	31.0	25.8
Data revenue	31.5	25.4	20.3	23.3	90.0	38.3	61.1	24.0
Fixed line revenue	4.9	4.5	2.0	5.2	23.4	(9.2)	50.0	29.8
Other service revenue	33.2	29.4	23.6	26.0	40.0	20.4	31.2	18.6
Service revenue	4.9	1.1	(4.2)	(1.7)	29.8	3.7	21.3	10.5

		Germany		Italy		Spain		UK		Vodacom		India
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Voice revenue	888	984	861	952	872	983	637	726	841	570	775	632
Messaging revenue	190	193	201	222	89	101	273	236	74	42	39	22
Data revenue	289	227	136	115	129	117	175	137	120	50	55	43
Fixed line revenue	449	462	139	128	81	77	8	7	47	41	2	–
Other service revenue	33	37	34	34	48	62	102	80	51	22	83	58
Service revenue	1,849	1,903	1,371	1,451	1,219	1,340	1,195	1,186	1,133	725	954	755

	% change
		Germany		Italy		Spain		UK		Vodacom		India
	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic

Service revenue	(2.8)	0.2	(5.5)	(2.5)	(9.0)	(6.2)	0.7	0.7	56.3	4.0	26.4	13.7

ADDITIONAL INFORMATION

Mobile customers – quarter ended 30 June 2010(1)

(in thousands)
	1 April	Net	Other	30 June
Country	2010	additions	movements	2010	Prepaid
Europe
Germany	34,538	336	–	34,874	53.9%
Italy	23,248	98	–	23,346	85.8%
Spain	16,745	82	–	16,827	37.2%
UK	19,017	(163)	–	18,854	52.7%
	93,548	353	–	93,901	60.5%
Other Europe
Albania	1,680	(1)	–	1,679	93.7%
Greece	6,023	(531)	–	5,492	69.5%
Ireland	2,145	6	–	2,151	67.0%
Malta	228	11	–	239	84.9%
Netherlands	4,707	50	–	4,757	39.4%
Portugal	5,952	32	–	5,984	80.5%
	20,735	(433)	–	20,302	67.6%
Europe	114,283	(80)	–	114,203	61.7%

Africa and Central Europe
Vodacom(2)(3)	39,892	1,152	(3,322)	37,722	87.3%
Czech Republic	3,007	33	–	3,040	46.5%
Ghana	2,825	(84)	–	2,741	99.5%
Hungary	2,618	(19)	–	2,599	54.8%
Poland	3,347	(3)	–	3,344	47.9%
Romania	9,730	89	–	9,819	62.4%
Turkey	15,829	319	–	16,148	81.1%
Africa and Central Europe	77,248	1,487	(3,322)	75,413	75.0%

Asia Pacific and Middle East
India(4)	100,858	8,203	–	109,061	94.7%
Australia(3)	3,525	44	(18)	3,551	45.3%
Egypt	24,605	1,186	–	25,791	95.9%
Fiji	369	(11)	–	358	96.4%
New Zealand	2,504	(25)	–	2,479	69.5%
Qatar	465	69	–	534	94.2%
Asia Pacific and Middle East	132,326	9,466	(18)	141,774	92.1%
Group	323,857	10,873	(3,340)	331,390	77.5%

Reconciliation to proportionate
Group	323,857	10,873	(3,340)	331,390
Non-controlling interests subsidiaries	(62,486)	(3,874)	1,163	(65,197)
Verizon Wireless(5)	41,760	608	(940)	41,428	9.6%
Other associates and investments	38,014	1,171	–	39,185	97.5%
Proportionate	341,145	8,778	(3,117)	346,806	84.5%

Europe	123,160	(5)	–	123,155	58.4%
Africa and Central Europe	65,831	1,089	(2,159)	64,761	78.8%
Asia Pacific and Middle East	110,394	7,086	(18)	117,462	97.9%
Verizon Wireless	41,760	608	(940)	41,428	9.6%

Notes:

(1)          Group customers represent subsidiaries on a 100% basis and joint ventures (being Italy, Poland, Australia and Fiji) based on the Group’s equity interests. Proportionate customers are based on the Group’s equity interests in subsidiaries, joint ventures, associates and other investments. Further details of the Group’s equity interests are provided in notes 12 to 15 of the consolidated financial statements included within the Group’s 2010 annual report.

(2)          Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

(3)          Other movements in Vodacom relate to a change in their disconnection policy and other movements in Australia relate to the sale of customers.

(4)          Proportionate customers are based on equity interests at 30 June 2010. However the calculation of proportionate customers for India also assumes the exercise of call options that could increase the Group’s aggregate direct and indirect equity interest from 59.93% to 66.98%. These call options can only be exercised in accordance with Indian law prevailing at the time of exercise.

(5)          Other movements in Verizon Wireless relate to the divestment of certain Alltel properties.

ADDITIONAL INFORMATION

Annualised mobile customer churn – quarter ended 30 June 2010

Country	Contract	Prepaid	Total
Germany	16.9%	32.2%	25.1%
Italy	25.3%	24.3%	24.4%
Spain	18.9%	43.7%	28.2%
UK	15.5%	61.3%	40.1%
Vodacom(1)(2)	10.0%	86.3%	76.9%
India	24.8%	39.6%	38.8%

Notes:

(1)          Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

(2)          The customer churn for Vodacom in the quarter ended 30 June 2010 includes the effect of one-off disconnections of 3,322,000 prepaid customers. The underlying prepaid customer churn excluding this change was 46.5% and total churn was 42.0%.

OTHER INFORMATION

Notes:

1.             Vodafone, the Vodafone logo, Vodafone Station and Vodacom are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

2.             All growth rates reflect a comparison to the quarter ended 30 June 2009 unless otherwise stated. References to the “fourth” or “previous quarter” are to the quarter ended 31 March 2010 unless otherwise stated. References to the “first quarter” are to the quarter ended 30 June 2010 unless otherwise stated.

3.             All amounts marked with an “(*)” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates. All relevant calculations of organic growth include Vodacom at the current level of ownership and exclude all results of the Group’s business in Australia.

4.             Reported growth is based on amounts in pounds sterling as determined under IFRS.

5.             Quarterly historical information including service revenue, customers, churn, voice usage and ARPU is provided in a spreadsheet available at www.vodafone.com/investor.

Forward-looking statements

This document contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 which are subject to risks and uncertainties because they relate to future events. In particular, such forward-looking statements include but are not limited to: statements with respect to Vodafone’s expectations as to savings from cost reduction programmes, including the working capital improvement programme; statements with respect to Vodafone’s dividend growth policy; expectations as to levels of capital expenditure and operating expenditure; the anticipated impact of foreign exchange rate movements on the Group’s results for the current fiscal year; the Group’s expectations regarding its financial and operating performance, including adjusted operating profit, free cash flow, EBITDA and EBITDA margins; the impact of reduced mobile termination rates; and expectations regarding market trends including price trends. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, Vodafone’s ability to realise anticipated cost savings, the impact of legal or other proceedings, continued growth in the market for mobile services and general economic conditions.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading “Forward-looking statements” and “Principal risk factors and uncertainties” in Vodafone Group Plc’s annual report for the year ended 31 March 2010. The annual report can be found on the Group’s website (www.vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this press release will be realised. Except as otherwise stated herein and as may be required to comply with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 1635 33251	Telephone: +44 1635 664 444

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated July 23, 2010	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company
Secretary